File No. 812-13878

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

In the Matter of the Application of:

GLADSTONE CAPITAL CORPORATION
GLADSTONE INVESTMENT CORPORATION
GLADSTONE LENDING CORPORATION
GLADSTONE PARTNERS FUND, LP
GLADSTONE MANAGEMENT CORPORATION

__________________________________________

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHBITED BY SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
__________________________________________

Please direct all communications, notices and orders to: Gladstone Management Corp. 1521 Westbranch Dr., Suite 200 McLean, VA 22102 Attention: David Gladstone Michael L. LiCalsi	Copies to: Eric S. Purple K&L Gates, LLP 1600 K Street, NW Washington, DC 20006-1601 (202) 778-9220 (202) 778-9100 (fax)

This document contains 19 pages (including exhibits),
 which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

GLADSTONE CAPITAL CORPORATION
GLADSTONE INVESTMENT CORPORATION
GLADSTONE LENDING CORPORATION
GLADSTONE PARTNERS FUND, LP
GLADSTONE MANAGEMENT CORPORATION
1521 Westbranch Dr., Suite 200
McLean, VA 22102

First Amended and Restated Application for an Order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of  1940 and Rule 17d-1.

I.           Summary of Application

Gladstone Capital Corporation (“GLAD” or a “Fund”), Gladstone Investment Corporation (“GAIN” or a “Fund”), Gladstone Lending Corporation (“Lending” or a “Fund” and collectively with GLAD and GAIN the “Funds”), Gladstone Partners Fund LP (“Partners”), Gladstone Management Corporation (“GMC”) on behalf of itself and its successors,1 and any Regulated BDC (as defined below) that now or in the future is advised by GMC or an entity controlling, controlled by, or under common control with GMC (collectively with the Funds, Partners, and GMC the “Applicants”) hereby seek an order from the Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 under the 1940 Act to the extent necessary to permit two or more of GLAD, GAIN, Lending, Partners, and each Regulated BDC (as defined below),2 to (a) co-invest with each other in securities issued by issuers in private placement transactions in which GMC negotiates terms in addition to price (“Private Placement Securities”)3; (b) make additional investments in Private Placement Securities of such issuers (“Follow-On Investments”); and (c) exercise warrants, conversion privileges, and other rights associated with Private Placement Securities acquired under (a) and (b) above (the potential actions

1 The term “successor,” as applied to GMC means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

2 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

3 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “1933 Act”).

described in (a), (b) and (c) being collectively referred to herein as the “Co-Investment Transactions”).4  The order sought by this application would supersede the previous co-investment order issued to GLAD, GAIN, Partners, and GMC.5

II.           Background

A.           Description of Applicants

GLAD is a Maryland corporation, and GAIN is a Delaware Corporation, that are each organized as a closed-end management investment company that has elected to be regulated as a business development company under § 54(a) of the 1940 Act. GLAD was organized on May 30, 2001 and commenced operations on August 31, 2001.  As of September 30, 2011, GLAD had net assets of approximately $317 million. GLAD’s investment objective is to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, issued by established private businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. GAIN was organized on February 18, 2005, and commenced operations on June 22, 2005.  As of September 30, 2011, GAIN had net assets of approximately $295 million. GAIN’s investment objectives are to achieve a high level of current income and capital gains by investing in debt and equity securities of established private businesses. Lending is a Maryland Corporation organized as a closed-end management investment company that has filed a notice of intent to elect to be regulated as a business development company pursuant to Section 6(f) of the 1940 Act. Lending was organized on December 7, 2009, but has not yet commenced operations. As of September 30, 2011, Lending had net assets of $0.  Lending’s proposed investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation through investing in syndicated and non-syndicated debt investments of small to mid-sized corporations that are larger than those in which GLAD or GAIN invest.  The outstanding shares of beneficial interest for each GLAD and GAIN are listed and traded on the NASDAQ.  At present, there is no intent to list Lending's shares on any exchange, however Lending would consider listing its shares on an exchange if market conditions were to support such an action.

Partners is a limited partnership organized under Delaware law.  Partners’ limited partnership interests have been privately placed with institutional investors, and Partners is excluded from the definition of investment company by section 3(c)(1) of the Act. Partners’ investment objective is similar to that of GLAD.  GMC is the general partner of Partners. Partners has entered into an advisory agreement with GMC and an administration agreement with Gladstone Administration, LLC, which is a wholly owned subsidiary of GMC.

4 No Independent Director will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Investors (as defined below).

5 In re Gladstone Capital et al., SEC Rel. No. IC-27120 (Oct. 25, 2005)(notice), SEC Rel. No. IC-27150 (Nov. 22, 2005)(order) (the “Existing Order”).

GMC, an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (“Advisers Act”), serves as investment adviser to each Fund and manages each Fund’s portfolio in accordance with the Fund’s investment objective and policies, makes investment decisions for each Fund, places purchase and sale orders for portfolio transactions for each Fund and otherwise manages the day-to-day operations of each Fund, subject to the oversight of each Fund’s Board of Directors. GMC is a corporation formed and existing under the laws of the State of Delaware. GMC is a wholly owned subsidiary of Gladstone Holding Corporation, which in turn is wholly owned by Gladstone Management Corporation Ltd. Mr. David Gladstone owns all of the voting securities of Gladstone Management Corporation Ltd., a Bermuda corporation.  Mr. Gladstone is the Chairman and Chief Executive Officer of GMC and controls GMC. He is also the Chief Executive Officer and a Director of each Fund. Currently, Mr. Gladstone, along with George Stelljes III, and Terry Brubaker, are responsible for investment selection on behalf of each Fund.

For the services provided to the Funds by GMC pursuant to an advisory agreement with each Fund, each Fund pays, or in the case of Lending will pay, a base management fee and two incentive based fees. GLAD and GAIN currently pay GMC a base management fee an annualized rate of 2.0% of total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. Lending will pay GMC a base management fee at an annualized rate of 1.0% of average gross assets invested in senior syndicated first lien loans and 2.0% of all other of average gross assets except there is no base management fee on cash and cash equivalents. Each Fund also pays, or in the case of Lending will pay, GMC a two part incentive fee: (i) a income-based incentive fee and (ii) a capital gains-based incentive fee. The income-based incentive fee rewards GMC if each Fund’s quarterly net investment income, prior to the deduction of any incentive fee, exceeds the hurdle rate and is paid by each Fund as follows:

●	no incentive fee in any calendar quarter in which a Fund’s pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

●
100% of each Fund’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

●	20% of the amount of each Fund’s pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

The capital gains-based incentive fee is equal to 20.0% of the net realized capital gains since each Fund's inception, if any, computed net of all realized capital losses and unrealized capital depreciation since each Fund's inception, less any prior payments, and is determined and payable at the end of each fiscal year. As of December 1, 2011, Mr. Gladstone owned 1,136,974 shares, Mr. Brubaker owned 198,068 shares, and Mr. Stelljes owned 16,337 shares of GLAD (representing 5.4%, .94%, and .08% respectively of the outstanding shares). As of the same date, Mr. Gladstone owned 225,205 shares, Mr. Brubaker owned 34,821 shares, and Mr. Stelljes owned 26,053 shares of GAIN (representing 1.02%, .16% and .12% respectively of the outstanding shares).  GMC does not own any shares of GLAD or GAIN.   The initial shares of Lending are wholly owned by GMC.

Each Fund invests its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company. Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of each Fund’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of each Fund’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the Fund’s consolidated gross assets or more than 10% of that issuer’s voting securities.

The board of directors of GLAD (the “GLAD Board”) and the board of directors of GAIN (the “GAIN Board”) are identical and each is comprised of ten directors, six of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”), of either GLAD or GAIN.  The board of directors of Lending (the “Lending Board”, and collectively with the GLAD Board and GAIN Board, the “Funds’ Boards”) will consist of seven directors upon commencement of its initial public offering of shares of registered, non-traded common stock, four of whom will be Non-Interested Directors.  The Ethics, Nominating and Corporate Governance Committee of each the Funds’ Boards selects and nominates any additional Non-Interested Directors who may be selected to serve on a Board.  Each of the GLAD Board and GAIN Board consists of the same ten directors.  In addition, all of the members of the Lending Board serve on the GLAD Board and the GAIN Board.

Members of GLAD Board and GAIN Board
David Gladstone
George Stelljes III
Terry Brubaker
David Dullum
Paul Adelgren (Non-Interested)
Michela English (Non-Interested)
Gerard Mead (Non-Interested)
John Outland (Non-Interested)
Anthony Parker (Non-Interested)
John Reilly (Non-Interested)

Members of Lending Board
David Gladstone
George Stelljes III
Terry Brubaker
Paul Adelgren (Non-Interested)

Michela English (Non-Interested)
John Outland (Non-Interested)
Anthony Parker (Non-Interested)

From time to time GMC may serve as investment adviser or sub-adviser to other closed-end management investment companies that have elected to be regulated as a business development company (each a “Regulated BDC”) that will engage in investment activities similar to those engaged in by GLAD, GAIN, and Lending.

B.        Co-Investment Transactions

The Applicants believe that it is in the best interests of GLAD, GAIN, Lending, and each Regulated BDC (each of GLAD, GAIN and the Regulated BDCs an “Investor,” and collectively the “Investors”) to be able to participate in Co-Investment Transactions together, or together with Partners.  The Investors and Partners seek to invest in Co-Investment Transactions in circumstances in which such Co-Investment Transactions may be prohibited pursuant to Section 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

In general, Section 57(a)(4) and Rule 17d-1, which is applicable to the Investors and Partners pursuant to Section 57(i) of the 1940 Act, prohibit joint transactions between a BDC (or any company controlled by the BDC) and:

●
Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

●
Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;6 or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

GMC is the investment adviser to each Fund and will be an investment adviser or sub-advisor to each of the Regulated BDCs. In addition, GMC is the investment adviser to, and general partner of, Partners.  Under some circumstances, some or all of the Investors and Partners might be deemed to be under the common control of GMC, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.7 As a result,

6 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

7 Section 2(a)(20) of the 1940 Act defines “investment adviser” to an investment company to encompass both top-level investment advisers and sub-advisers to a fund.  As a result, Adviser would be deemed under the 1940 Act to be an investment adviser of each Regulated BDC, even if it were acting solely as a subadviser.

these relationships might prohibit each Investor and Partners from participating in Co-Investment Transactions pursuant to Section 54(a)(4) and Rule 17d-1.

III.           Order Requested

The Applicants respectfully request an order (the “Order”) of the Commission under Sections 17(d), 57(a)(4), and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), two or more of the Investors and Partners to engage in Co-Investment Transactions with each other. Applicants request that the requested order supersede and replace the Existing Order.

This Application seeks relief in order to (i) enable the Investors and Partners to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Investors and Partners to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.        Section 57(a)(4)

Section 57(a)(4) prohibits certain persons specified in Section 54(b) of the 1940 Act from participating in a joint transaction with the business development company, or a company controlled by the BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

●
Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

●
Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;8 or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company.  The Commission and its staff have indicated on a number of

8 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

occasions its belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.9  If this doctrine were applied to the Investors and to Partners, they could each be deemed to be under common control of GMC, and would thus be subject to the provisions of Section 54(a)(4).

Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

B.        Rule 17d-1

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 54(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of the application would ensure that the conflicts of interest that Section 54(a)(4) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

9 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser's role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).  Depending on the nature of GMC’s sub-advisory role with a Regulated BDC, it could be deemed to control the Regulated BDC pursuant to the theory enunciated in Steadman, which would necessitate the requested relief.

C.           Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, and discussed more fully in Section III.D. of this Application (the “Conditions”) will ensure the protection of stockholders of the Regulated BDCs and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions.  In particular, the Conditions, as outlined below, would ensure that each Investor would only invest in investments that are appropriate to the interests of stockholders and the investment needs and abilities of that Investor.  In addition, each Investor would be able to invest on equal footing with each other and partners, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights.  Each Investor would have the ability to engage in follow-on investment in a fair manner consistent with the protections of the other conditions. Each Investor would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by GMC, or shared pro-rata among the Investors and Partners who participate in the Co-Investment Transactions.  The conditions would also prevent an Investor from investing in any current investments of an affiliated person, which eliminates the possibility of an Investor from being forced to invest in a manner that would benefit an affiliated person’s existing investment.  Also, sufficient records of the transactions would be maintained to permit the examination staff of the Securities and Exchange Commission to monitor compliance with the terms of the requested order.  In sum, the Applicants believe that the proposed conditions would ensure that each Investor that participated in a Co-Investment Transaction does not participate on a basis different from or less advantageous than that of such other participants.  As a result, Applicants believe that the participation of the Investors in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from or less advantageous than the other participants.

The Conditions impose a variety of duties on GMC with respect to investments by the Funds and Regulated BDCs.  These duties include determinations regarding investment appropriateness the appropriate level of investment, and the provision of information to the board of directors of any Investor undertakes to perform these duties consistently for the Regulated BDCs regardless of whether Adviser serves as investment adviser or sub-adviser to these entities.

D.        Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.(a)
If considering an investment opportunity that may constitute a Co-investment Transaction, GMC will make an independent determination of the appropriateness of each Investor's participation in such transaction in light of the Investor's then-current circumstances.

(b)
If GMC deems an Investor's participation in any such investment opportunity to be appropriate for the Investor, it will then determine an appropriate level of investment for the Investor. GMC will provide the respective directors of that Investor who are eligible to vote under Section 57(o) of the Act (the “Eligible Directors”) with information concerning each party’s total assets to assist the Eligible Directors of that Investor with the review of the Investor’s investments for compliance with these allocation procedures.

(c)
After making the determinations required in (a) and (b) above, GMC will distribute written information concerning the Co-investment Transaction, including the amount proposed to be invested by Partners and each participating Investor to the Eligible Directors each participating Investor for their consideration. An Investor will co-invest with other Investors or Partners only if, prior to the Investor's participation in the Co-investment Transaction, a required majority, as defined in Section 57(o) of the Act (“Required Majority”) of that Investor’s directors concludes that:

(i)	the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Investor or its stockholders on the part of any person concerned;

(ii)	the transaction is consistent with

(A)	the interests of the stockholders of the Investor; and

(B)
the Investor's investment objectives and strategies (as described in the Investor's registration statements on Form N-2 and other filings made with the Commission by the Investor under the Securities Act of 1933, as amended, any reports filed by the Investor with the Commission under the Securities Exchange Act of 1934, as amended, and the Investor's reports to stockholders);

(iii)
the investment by Partners or other Investors would not disadvantage the Investor, and participation by the Investor is not on a basis different from or less advantageous than that of the other Investors or Partners; provided, that if other Investors or Partners, but not the Investor itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority of the Investor from reaching the conclusions required by this condition (2)(c)(iii), if

(A)	the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and

(B)
GMC agrees to, and does, provide, periodic reports to the Investor's Board of Directors with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company;

provided further, that if Partners, or an Investor, or an affiliated person of Partners or an Investor receives fees or other compensation in connection with the right of Partners or an Investor to nominate a director or board observer, or otherwise participate in the governance or management of the of the portfolio company, those fees or compensation will be shared proportionately among the Investors and Partners in accordance with the amount of each party’s investment; and

(iv)
the proposed investment by an Investor will not benefit GMC or Partners or the other Investors or any affiliated person of any of them, except (a) to the extent permitted by condition 10, (b) to the extent permitted by sections 17(e) and 57(k), or (c) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

(d)	Each Investor has the right to decline to participate in any Co-investment Transaction or to invest less than the amount proposed to the Investor.

(e)
GMC will present to the Board of Directors of each Investor, on a quarterly basis, a record of all investments made by other Investors or by Partners during the preceding quarter that fell within the Investor's then current investment objectives that were not made available to the Investor, and an explanation of why the investment opportunities were not offered to the Investor. All information presented to the Board of Directors pursuant to this condition will be kept for the life of the Investor and at least two years thereafter, and will be subject to examination by the Commission and its staff.

2.
Except for follow-on investments made pursuant to condition 5 below, an Investor will not invest in any portfolio company in which another Investor or GMC or Partners or any affiliated person of any of them is an existing investor.

3.
An Investor will not participate in any Co-investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Investor, other Investors, and Partners. The grant to Partners or to another Investor, but not to the Investor itself, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 3, if conditions 1(c)(iii)(A) and (B) are met.

4.	If Partners or any Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Investors and/or Partners in a Co-Investment Transaction, GMC will:

(a)	notify each Investor of the proposed disposition at the earliest practical time; and

(b)	formulate a recommendation as to participation by each Investor in any such disposition and provide a written recommendation to the Eligible Directors of each Investor.

Each Investor will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to Partners or the other Investors. Each Investor will participate in such disposition to the extent that a Required Majority of that Investor’s board of directors determines that it is in the Investor's best interests to do so. Partners and each Investor will bear their own expenses in connection with any such disposition.

5.
If Partners or an Investor desires to make a Follow-on Investment in a portfolio company whose securities were acquired by one or more Investors and Partners in a Co-investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, GMC will

(a)	notify each Investor of the proposed transaction at the earliest practical time; and

(b)
formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-on Investment, by each Investor and provide the recommendation to the Eligible Directors of each Investor’s board of directors.

The Eligible Directors of each Investor will make their own determination with respect to Follow-on Investments. To the extent that

(i)	the amount of a Follow-on Investment opportunity is not based on the Investor's and Partners' and the other Investors’ initial investments; and

(ii)
the aggregate amount recommended by GMC to be invested by the Investor in such Follow-on Investment, together with the amount proposed to be invested by Partners or the other Investors in the same transaction, exceeds the amount of the Follow-on Investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the ratio of each party's total assets to the aggregated total assets of both parties, up to the maximum amount to be invested by each. Each Investor will participate in such Follow-on Investment to the extent that the Required Majority of that Investor determines that it is in the Investor's best interest. The acquisition of Follow-on Investments as permitted by this condition will be subject to the other conditions set forth in the application.

6.
The Non-Interested Directors will be provided quarterly for review all information concerning Co-investment Transactions, including investments made by other Investors or Partners which the Investor considered but declined to participate, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments which the Investor considered but declined to participate, comply with the conditions of the order. In addition, the Non-Interested Directors of each Investor will consider at least annually the continued appropriateness of co-investments by that Investor.

7.
Each Investor will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by that Investor’s Non-Interested Directors under section 57(f).

8.	No Non-Interested Director of an Investor will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of, Partners.

9.
The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by GMC under its investment advisory agreements with the Investors and Partners, be shared by the Investors and Partners in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be, by the Investors and Partners.

10.
Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by sections 17(e)(2) and 57(k)(2) of the Act) received in connection with a Co-investment Transaction will be distributed to the Investors and Partners on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by GMC pending consummation of the transaction, the fee will be deposited into an account maintained by GMC at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Investors and Partners based on the amount they invest in such Co-Investment Transaction. Partners, GMC or any affiliated person of the Investors will not receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the Investors and Partners) as a result of or in connection with a Co-investment Transaction.

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated BDCs and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.           Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Investors would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 54(a)(4) should not prevent business development companies from making investments that are in the best interests of their shareholders.

Each Investor and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Fund, including the Non-Interested Directors, has determined that it is in the best interests of the Fund to participate in Co-Investment Transactions because, among other matters, (i) the Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Fund will be able to participate in larger transactions; (iii) the Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated BDCs; (iv) the Fund and any other Investors participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Investors and their stockholders.10 The Board of each Fund, including the Non-Interested Directors, also determined that it is in the best interests of the Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Fund, GMC and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of each Fund has determined that is proper and desirable for each Fund to participate in Co-Investment Transactions with other Investors and Partners.

B.           Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Investors participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other, (ii) a Required Majority of each Regulated BDC must approve various investment decisions with respect to such Regulated BDC in accordance with the Conditions, and (iii) the Investors are required to retain and maintain certain records.

10 It is anticipated that the Board of Directors of each Regulated BDC will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested order.

V.	Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See H&Q Health Care Investors Investment Company Act Rel. No. 28426 (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al. Investment Company Act Rel. No.28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); also recent coinvesting orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).

VI.           Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Gladstone Management Corporation
1521 Westbranch Dr., Suite 200
McLean, VA 22102
Attention:   David Gladstone
                     Michael LiCalsi

Applicants further state that all written or oral communications concerning this Application should be directed to:

K&L Gates LLP
1601 K Street, N.W.
Washington, DC  20006-1600
Attention:  Eric S. Purple
(202) 778-9220
(202) 778-9100 (fax)

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by David Gladstone as President of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws of each Applicant, and by resolution of the Applicants’ Boards of Directors.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.           Request for Order of Exemption

                          For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), 57(a)(4), and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated December 21, 2011

GLADSTONE CAPITAL CORPORATION

By: /s/ David Gladstone Name: David Gladstone Title: CEO

GLADSTONE INVESTMENT CORPORATION

By: /s/ David Gladstone Name: David Gladstone Title: CEO

GLADSTONE LENDING CORPORATION

By: /s/ David Gladstone Name: David Gladstone Title: CEO

GLADSTONE PARTNERS FUND, LP

By: /s/ David Gladstone Name: David Gladstone Title: CEO of the General Partner

GLADSTONE MANAGEMENT CORPORATION

By: /s/ David Gladstone Name: David Gladstone Title: CEO

Exhibit A

Verification of Statement of Facts and Application
pursuant to Rule 17d-1 under the
Investment Company Act of 1940
for an Order of the Commission

The undersigned states that he has duly executed the attached First Amended and Restated Application for an order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated December 21, 2011 for and on behalf of Gladstone Capital Corporation, Gladstone Investment Corporation, Gladstone Lending Corporation, Gladstone Partners Fund, LP, and Gladstone Management Corporation; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Gladstone Capital Corporation Gladstone Investment Corporation Gladstone Lending Corporation Gladstone Management Corporation By: /s/ David Gladstone Name: David Gladstone Title: CEO
Gladstone Partners Fund, LP By: /s/ David Gladstone Name: David Gladstone Title: CEO of the General Partner

EXHIBIT B

Authorization for
Gladstone Capital Corporation
Gladstone Investment Corporation
Gladstone Lending Corporation
Gladstone Partners Fund, LP
Gladstone Management Corporation

The undersigned hereby certifies that he is the Secretary of each of Gladstone Capital Corporation, Gladstone Investment Corporation, Gladstone Lending Corporation, Gladstone Partners Fund, LP, and Gladstone Management Corporation (each an “Applicant” and collectively the “Applicants”); that with respect to the attached First Amended and Restated Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended, all actions necessary to authorize the execution and filing of the Application under the respective certificate of incorporation and by-laws of the Applicant, or the Limited Partnership Agreement in the case of Gladstone Partners Fund, LP, have been taken and the person filing the Application on behalf of the Applicants is fully authorized to do so; and that board of Directors of each Gladstone Capital Corporation, Gladstone Investment Corporation, and Gladstone Lending Corporation, and the general partner of Gladstone Partners Fund, LP have adopted the following resolutions pursuant to unanimous written consents on February 22, 2011 (in the case of Gladstone Capital Corporation, Gladstone Investment Corporation, Gladstone Lending Corporation and Gladstone Management Corporation) or on December 16, 2011 (with respect to Gladstone Partners Fund, LP):

RESOLVED, that any officer of the Company be, and each hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Company and other investment companies pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), or pursuant to Rule 17d-1 under the 1940 Act, for an order or orders under the 1940 Act granting an exemption from the joint transaction prohibitions of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act, so as to permit joint investments between Company and certain affiliated persons;

FURTHER RESOLVED, that any officer of the Company be, and each hereby is, authorized to take such other action, and to make such representations on behalf of the Company, in any matters related to the Application or any amendment thereof as they or any of them may approve as necessary or desirable; and

FURTHER RESOLVED, that any officer of the Company be, and each of them acting singly hereby is, authorized to execute and cause to be filed the

Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the officer’s execution thereof to be conclusive evidence of such approval.

Gladstone Capital Corporation
Gladstone Investment Corporation
Gladstone Lending Corporation
Gladstone Management Corporation

By:              /s/ Terry L. Brubaker
Name:        Terry L. Brubaker
Title:          Secretary

Gladstone Partners Fund, LP

By:              /s/ Terry L. Brubaker
Name:        Terry L. Brubaker
Title:          Secretary of the General Partner